July 17, 2024

Haicheng Xu
Chief Executive Officer
Decent Holding Inc.
4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue
Laishan District, Yantai, Shandong Province
People   s Republic of China 264600

       Re: Decent Holding Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 20, 2024
           CIK No. 0001958133
Dear Haicheng Xu:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
January 3, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Capitalization, page 56

1. We note the amount of retained earnings and accumulated other comprehensive income in the amount of ($496,636) and ($139,213) as of October 31, 2023 do not agree with the corresponding amounts on page F-3. Please update the capitalization table consistent with the financial statements presented.
 July 17, 2024
Page 2
Liquidity and Capital Resources, page 65

2. We note you have not included the disclosures as stated in your response to prior comment 16. Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.
Related Party Transactions, page 98

3. Please revise your disclosure to indicate the relationship each related party has with the
       Company. For example, please indicate Ms. Lianlian Wang is the spouse of Mr. Dingxin
       Sun, your Chairman of the Board of Directors. Please also revise your table entitled
       "Balance and transactions with related parties" such that all of the footnotes correspond to entries in the table. Currently, footnotes (10) - (13) do not correspond to any entry in the table of related party transactions and there is no footnote (16). See
Item 7(b) of Form 20-
       F.
Financial Statements
Note 2. Restatement of Previously Issued Financial Statements, page F-8

4. We note you have restated your consolidated balance sheets as of October 31, 2022 in relation to your change in revenue recognition policy for your pollution treatment project.
       We also note that you have adjusted inventories in the amount of ($1,137,733) in Note 2.
       Please provide details of this adjustment and explain how this adjustment in inventories relates to your change in revenue recognition policy. In addition, revise your discussions in MD&A to explain the reasons for significant decline in your inventories and contract liabilities at October 31, 2023.
Contract Balances, page F-16

5. We note your disclosure that the amount of revenue recognized that was included in the contract liabilities at the beginning of the year was $6,242,059 for the year ended
       October 31, 2023. However, you also present contract liabilities as of October 31, 2022 at
       $4,439,871. Please clarify and revise your disclosures as necessary.
Note 3. Summary of Significant Accounting Policies
Cost of Revenues, page F-16

6. In response to prior comment 26, you disclose that your cost of revenues includes "project and production support cost, which are directly related to revenue generating transactions." Please tell us if these supporting costs include depreciation expenses related to revenue producing activities and update your accounting policy as necessary. Disclose clearly where depreciation and amortization is included in your statement of operations.
 July 17, 2024
Page 3

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Yarona Yieh